Exhibit 99.1

SILVERCORP UPDATE ON ACQUISITION OF ADVENTUS

Trading Symbols:    TSX/NYSE AMERICAN: SVM

VANCOUVER, BC, July 31, 2024 /CNW/ - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE American: SVM) is pleased to announce that it will proceed to close the acquisition of Adventus Mining Corporation ("Adventus") pursuant to the arrangement agreement (the "Arrangement Agreement") under which the Company agreed to acquire all of the issued and outstanding common shares of Adventus by way of a plan of arrangement (the "Transaction") as announced on April 26, 2024.

On July 5, 2024, Silvercorp announced it considered the litigation referred to in the Adventus news release of June 17, 2024, which sought to void the environmental licence of the Curipamba-El Domo project (the "Project"), a Material Adverse Effect, as defined in the Arrangement Agreement, in respect of Adventus. The litigation was brought by a group of plaintiffs concerning the environmental consultation process for the Project.

A positive development has occurred with respect to this litigation. Adventus announced on July 25, 2024, the local court in Las Naves Canton, Bolívar Province, Ecuador rejected the litigation on July 24, 2024. The Court ruled that the Ecuadorean government correctly discharged its environmental consultation obligations prior to issuing an environmental licence for the Project. The Court has not yet released written reasons for its judgement, and the plaintiffs have given notice of their intention to appeal (the "Appeal") to the relevant provincial court.

With this local court ruling in favour of Adventus, Silvercorp believes that all conditions to closing are satisfied and will proceed to close the Transaction on July 31, 2024.

For further information

Silvercorp Metals Inc.
Lon Shaver
President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@Silvercorp.ca
Website: www.Silvercorp.ca

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

This news release includes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable securities laws relating to, among other things, the anticipated benefits of the Transaction, the strategic rationale for the Transaction, the anticipated use of the proceeds of the Placement, the timing and anticipated receipt of required shareholder, regulatory court, stock exchange or other approvals, the ability of the parties to satisfy the other conditions to the closing of the Transaction and the anticipated timing for closing of the transaction. Forward-looking information may in some cases be identified by words such as "will", "anticipates", "expects", "intends" and similar expressions suggesting future events or future performance.

We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors, including the Appeal or subsequent developments in the litigation and potential impacts of the Appeal or such subsequent litigation developments on the Project, could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represent expectations as of the date of this news release and are subject to change after such date. However, we are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

Forward-looking information is provided herein for the purpose of giving information about the Transaction referred and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes. Completion of the Transaction is subject to customary closing conditions, termination rights and other risks and uncertainties including court and shareholder approval. Accordingly, there can be no assurance that the Transaction will occur, or that it will occur on the terms and conditions contemplated in this news release. The Transaction could be modified, restructured or terminated. There can also be no assurance that the strategic benefits expected to result from the Transaction will be fully realized. In addition, if the transaction is not completed, and each of the parties continues as an independent entity, there are risks that the announcement of the Transaction and the dedication of substantial resources of each party to the completion of the Transaction could have an impact on such party's current business relationships (including with future and prospective employees, customers, distributors, suppliers and partners) and could have a material adverse effect on the current and future operations, financial condition and prospects of such party.

A comprehensive discussion of other risks that impact Silvercorp can also be found in their public reports and filings which are available under its profile at www.sedarplus.ca.

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SOURCE Silvercorp Metals Inc

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%CIK: 0001340677

CO: Silvercorp Metals Inc

CNW 08:00e 31-JUL-24